Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2006	2007		2008		2009		2010(a)
Net income (loss) from continuing operations attributable to Ameren Energy Generating Company	$150,354	$230,238		$286,467		$159,869		$(38,573)
Less- Net income attributable to noncontrolling interest	(27,143)	(27,272)		(28,424)		(2,007)		(3,366)
Add- Taxes based on income	108,642	154,910		182,116		101,148		19,422

Net income (loss) before income taxes and noncontrolling interest	286,139	412,420		497,007		263,024		(15,785)
Add- fixed charges:
Interest on short-term and long-term debt	59,861	55,930	(b)	54,320	(b)	60,045	(b)	76,321 (b)
Estimated interest cost within rental expense	110	169		232		307		295
Amortization of net debt premium, discount, and expenses	586	586		760		866		1,026

Total fixed charges	60,557	56,685		55,312		61,218		77,642

Earnings available for fixed charges	$346,696	$469,105		$552,319		$324,242		$61,857

Ratio of earnings to fixed charges	5.72	8.27		9.98		5.29		- (c)

(a)

Effective January 1, 2010, Ameren Energy Generating Company (Genco) acquired an 80% ownership interest in Electric Energy Inc. (EEI) from an Ameren subsidiary as a result of an internal re-organization. In accordance with authoritative guidance, periods presented reflect the combined Genco and EEI results.

(b)	Includes interest expense related to uncertain tax positions
(c)

Earnings are inadequate to cover fixed charges by $15.8 million for the twelve months ended December 31, 2010. In the third quarter of 2010, Ameren Energy Generating Company recorded a goodwill and other impairment charge of $170 million. See Note 17- Goodwill and Other Asset Impairments of this Form 10-K for additional information